SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2006

Commission File Number: 1-14696

China Mobile Limited

(Formerly known as China Mobile (Hong Kong) Limited)

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated June 7, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: June 8, 2006	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock code: 941)

Announcement

The Board of Directors (the “Board”) of China Mobile Limited (the “Company”) announces that Sir Julian Michael Horn-Smith (“Sir Julian”) has resigned from his position as a Non-executive Director of the Company with effect from 7 June 2006. The resignation of Sir Julian is due to his retirement, and the Company has been notified by Vodafone Group Plc. (“Vodafone”) that Vodafone has nominated its Chief Executive Officer for EMAPA (Central Europe, Middle East, Asia Pacific and Affiliates) (“EMAPA”), Mr. Paul Michael Donovan (“Mr. Donovan”), to replace Sir Julian as a Non-executive Director of the Company. Sir Julian has confirmed that there is no disagreement with the Board and that there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. The Board takes this opportunity to acknowledge the contributions of Sir Julian to the Company with the highest regard and deepest gratitude.

The Board is pleased to announce that, after review and approval by the Board and the Nomination Committee of the Company, Mr. Donovan has been appointed as a Non-executive Director of the Company with effect from 7 June 2006.

Mr. Paul Michael Donovan, age 47, is currently Vodafone’s Chief Executive Officer for EMAPA. He is also a member of the Executive Committee of Vodafone, a director of Vodafone’s operating companies located in Greece, Hungary, Australia, Ireland, New Zealand, Portugal, Egypt, the Netherlands, Czech Republic and Romania and also a director of certain other subsidiaries of Vodafone. Prior to his appointment as the Chief Executive Officer of EMAPA division, Mr. Donovan was Chief Executive Officer of the Other Vodafone Subsidiaries (“OVS”), which included 14 of Vodafone’s operating subsidiaries. Mr. Donovan joined Vodafone UK in 1999 as Managing Director — Commercial, and in 2001 was appointed the Chief Executive Officer of Vodafone Ireland. In 2004 he assumed the additional role of Global Director of Business Integration, leading One Vodafone, Vodafone’s business transformation programme. Mr. Donovan began his career in FMCG sales and marketing at the Mars Group, before becoming Marketing Director at Coca-Cola and Schweppes Beverages in 1989. He holds a BA in Scandinavian Studies from University College London and a Masters Degree in Business Administration from Bradford University Management Centre, and has over 15 years experience in the telecommunications and IT industries, gained at Apple Computer, BT and Cable and Wireless subsidiary One2One as Commercial Director, and as Chief Commercial Officer at Australian telecoms provider Optus Communications. His other directorships held in listed public companies in the last three years include Vodafone Libertel NV, Vodafone Egypt Telecommunications S.A.E., Vodafone-Panafon Hellenic Telecommunications Company S.A. and Bharti Tele-Ventures Limited.

Mr. Donovan has not entered into any service contract with the Company which provides for a specified length of service. He will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Mr. Donovan will receive an annual director’s fee of HK$180,000 as proposed by the Board and approved by the shareholders of the Company. Director’s fees are payable on a time pro-rata basis for any non-full year’s service.

The Company firmly believes that Mr. Donovan’s extensive experience and valuable expertise will be of great benefit to the Company. The Company takes this opportunity to welcome Mr. Donovan as member of the Board.

Save as disclosed herein, Mr. Donovan does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company. Mr. Donovan does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there are no other matters relating to the appointment of Mr. Donovan that need to be brought to the attention of the shareholders of the Company nor is there any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Paul Michael Donovan as a non-executive director.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 7 June 2006